Exhibit 99.1

Can-Fite Enters into Strategic Agreement with Univo Pharmaceuticals to Develop Cannabinoid-Based Pharmaceuticals and Assays

●	Cannabinoids bind to A3AR, the target of Can-Fite’s drugs

●	Can-Fite’s unparalleled expertise in these targets will be utilized to develop new cannabis-based pharmaceuticals

●	The transaction involves technology exchange, co-development, and revenue share on CBD-based pharmaceuticals and CBD-based A3AR assays

PETACH TIKVA, Israel, September 10, 2019 — Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs that bind specifically to the A3 adenosine receptor (A3AR), addressing cancer, liver, and inflammatory diseases, announced today it has entered into a collaboration agreement with Univo Pharmaceuticals (TASE:UNVO), a medical cannabis company, to identify and co-develop specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases.

It is widely recognized that the identification of specific receptors and pathways through which CBD operates is expected to greatly enhance the development of CBD-based pharmaceuticals. Can-Fite is uniquely positioned to contribute its deep pharmaceutical development expertise to the CBD market, based on findings published in peer reviewed scientific journals demonstrating that CBDs bind to the Gi protein-coupled A3 adenosine receptor (A3AR), which is over-expressed in pathological cells. Can-Fite is a global leader in the research and development of drugs that target A3AR.

There are two main components to the collaboration agreement:

Discovery, development, and commercialization of medical cannabis-based therapeutics: Can-Fite and Univo will jointly collaborate in the discovery of, and Can-Fite will have a first right to express interest to clinically develop, cannabis and cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases.

Development and commercialization of CBD screening assays: Can-Fite will develop a screening assay to identify therapeutically active cannabis components, and once developed, Univo will market the assay on a ‘fee for service’ basis to other pharmaceutical companies worldwide.

According to Adroit Market Research, the medical cannabis market is projected to grow at a CAGR of 29% to $56.7 billion by 2026 and according to Zion Market Research, the global market for cell-based assays is estimated to reach $16.2 billion by 2025.

In this collaboration, Univo will provide Can-Fite with cannabis and cannabis components, as well as full access to its laboratories for both research and manufacturing. Can-Fite has agreed to pay Univo a total of $500,000 through two installments and is issuing to Univo approximately 19.9 million of its ordinary shares through a private placement, representing approximately 16.6% of Can-Fite’s ordinary shares outstanding after giving effect to the issuance. The companies will initially share ownership of intellectual property developed in this collaboration. Revenues derived from the collaboration will generally be shared between Can-Fite and Univo on the basis of each party’s contribution. Golan Bitton, Univo’s CEO, is being appointed to the Can-Fite board in connection with the collaboration agreement.

Dr. Pnina Fishman, Can-Fite CEO, commented, “This collaboration provides Can-Fite with new and very exciting business opportunities for utilizing our technology platform and expertise.”

Golan Bitton, Univo’s CEO stated, “Can-Fite’s deep expertise in A3 adenosine receptors is a significant asset in our joint collaboration and we are pleased to have formed this alliance. Can-Fite has taken its drug candidates into Phase II and Phase III clinical studies and this makes Can-Fite highly suitable to take cannabis-based therapeutics into fully-fledged clinical development.”

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company's lead drug candidate, Piclidenoson, is currently in Phase III trials for rheumatoid arthritis and psoriasis. Can-Fite's liver cancer drug, Namodenoson, recently completed a Phase II trial for hepatocellular carcinoma (HCC), the most common form of liver cancer, and is in a Phase II trial for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction in preclinical studies and the Company is investigating additional compounds, targeting A3AR, for the treatment of sexual dysfunction. These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

About UNIVO Pharmaceuticals

UNIVO (TASE:UNVO) is a vertically-integrated medical cannabis company including cultivation, manufacturing and distribution as well as the creation of innovative products and dosage forms for next-generation medical cannabis products. UNIVO holds initial licenses for the entire supply chain: growing, breeding and nursery, production of medical cannabis products, research and development and distribution. UNIVO plans to source its own cannabis by way of a partnership with Amit Farms, located in the South of Israel covering over 75,000m² with 15,000 m² to be designated for cannabis growth. It is intended that the farm will use state-of-the art innovative agricultural technologies to grow high quality cannabis and develop UNIVO’s own strains targeted to meet specific therapeutic needs. UNIVO’s IMC-GMP manufacturing facility plans to produce a wide variety of medical cannabis products that meet the most stringent international standards. The plant is scheduled to receive IMC-GMP certification and begin production in Q3-Q4 2019. UNIVO uses state-of-the-art ethanol and CO2 based extraction technologies to manufacture a wide range medical cannabis products. UNIVO believes its world class R&D guarantees a steady flow of new products in multiple doses with cutting edge dosage forms. The UNIVO manufacturing facility is designed to safely store all finished products according to the strictest regulatory and security requirements.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, market risks and uncertainties, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114